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SECURITI  SION

07004228

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 47527

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

MFI SECURITIES, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 THIRD AVENUE, 27TH FLOOR
(No. And Street)

PROCESSED

NEW YORK (City) NY (State) MAR 21 2007 10022 (Zip Code)

THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD B. COHEN (203) 454-2210
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, L.L.P. ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)



CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, MURAT KOPRULU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MFI SECURITIES, L.P., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VIVIEN MICHAL BAILEY-BARNUM
Notary Public - State of New York
No. 01BA6099402
Qualified in Westchester County
My Commission Expires Sept. 29, 2007



Notary Public



Signature

PRESIDENT OF THE GENERAL PARTNER
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

MFI SECURITIES, L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
MFI Securities, L.P.:

We have audited the accompanying statement of financial condition of MFI Securities, L.P. (the "Company") as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MFI Securities, L.P. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, L.L.P.

New York, New York
February 2, 2007

MFI SECURITIES, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$ 63,684
Due from broker	259,852
Securities owned, at market value	59,120
Commissions receivable	24,102
TOTAL ASSETS	$ 406,758

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Accrued expenses and other liabilities	$ 21,500
Partners' capital	385,258
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 406,758

The accompanying notes are an integral part of this financial statement.

MFI SECURITIES, L.P.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

MFI Securities, L.P. (the "Company") is a limited partnership organized under the Delaware Revised Limited Partnership Act, and commenced operations as of March 24, 1994.

On August 15, 1994, the Company became registered as a broker-dealer with the Securities and Exchange Commission and became a member of the National Association of Securities Dealers, Inc. on April 10, 1995. The Company provides financial advisory services to foreign corporations.

The Company maintains its books and records in accordance with accounting principles generally accepted in the United States of America, which requires broker-dealers to value securities at market value.

The Company executes its trades through other member firms and records all securities transactions on a trade date basis.

NOTE 2. RELATED PARTY TRANSACTIONS

The Company has entered into an expense-sharing agreement with an affiliate for the use of office space and certain other overhead expenses. The Company records its expenses as incurred in amounts determined according to a reasonable allocation, applied on a consistent basis, of the costs assumed by the affiliate. The total amount of expenses incurred under this agreement for the year ended December 31, 2006 was $152,880 and is reflected in the accompanying financial statements. This agreement is on a month to month basis and can be terminated at any time by either party without incurring any liabilities.

NOTE 3. NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital, as defined, and that aggregate indebtedness, as defined, may not exceed fifteen times net capital.

NOTE 3. NET CAPITAL REQUIREMENT (continued)

Net capital and aggregate indebtedness change from day to day, but as of December 31, 2006, the Company had net capital of $363,541, which exceeded the requirements by $358,541.

NOTE 4. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failures of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counterparty with which it conducts business.

As of December 31, 2006, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker-dealer.

NOTE 5. INCOME TAXES

No provision for federal or state income taxes has been made since the Company is not a taxable entity. The members are individually liable for the taxes on their share of the Company's income or loss. The Company is, however, subject to the New York City Unincorporated Business Tax. An allowance against any income tax benefit has been reflected in the financial statements to estimate the future benefit of the Company's net operating loss carryforward that it generated in the current year.

END